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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-08707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorn & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 East Washington Ave
(No. and Street)

Fergus Falls (City) MN (State) 56537 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Dorn 952-449-3019
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC (PCAOB #6072)
(Name – *if individual, state last, first, middle name*)

5910 Courtyard Drive #230 (Address) Austin (City) TX (State) 78731 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Larry Dorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorn & Co., Inc., as of February 26, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President /CEO

Title

Notary Public

KADIE J. SCHROEDER
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DORN & CO., INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2018

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Dorn & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dorn & Co., Inc. as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dorn & Co., Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dorn & Co., Inc.'s management. Our responsibility is to express an opinion on Dorn & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dorn & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Dorn & Co., Inc.'s auditor since 2018.

Austin, Texas
February 26, 2019

SEC Mail Processing
MAR 06 2019
Washington, DC

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

DORN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and Cash Equivalents	$	501,195
Receivable from Broker - Dealers and Clearing Organizations		69,019
Related Party Receivable		8,835
Prepaid Expenses		13,949
Property and Equipment, Net		5,838
Investments in Antique Personal Property		54,019
Intangible Assets		164,000
Restricted Deposit with Clearing Organization		25,000
TOTAL ASSETS	$	841,855

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	76,823
Note Payable		96,650
Total Liabilities		173,473
STOCKHOLDERS' EQUITY		
Common Stock		
Par Value $10; Authorized - 25,000 Shares; Issued and Outstanding - 8,410 Shares		84,100
Additional Paid In Capital		175,900
Retained Earnings		408,382
Total Stockholders' Equity		668,382
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	841,855

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DORN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Dorn & Co., Inc.'s (the Company), a Minnesota corporation, was incorporated in 1946. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15C3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's business activities consist primarily of the purchase and sale of stocks, bonds and mutual funds on its own behalf and as a broker or agent for others. The Company operates principally in the state of Minnesota. The Company is a registered insurance agent in the State of Minnesota.

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within three months or less from the date of the financial statements, to be cash equivalents.

Securities Clearing

The Company conducts business as a registered broker-dealer on a fully-disclosed basis through RBC Correspondent Services (RBC CS), a division of RBC Capital Markets, LLC Member NYSE/FINRA/SIPC.

Trading Securities and Deposits

The Company maintains a trading deposit account at RBC in the amount of $218,549 at December 31, 2018, which is used to purchase trading securities. This amount is included in the Cash and Cash Equivalents on the Statement of Financial Position at December 31, 2018. As of December 31, 2018, the Company had no inventoried trading securities. The funds are held in a trading deposit account. Trading securities are valued at quoted market values. The Company also maintains a clearing deposit account with RBC in the amount of $25,000 at December 31, 2018.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

The Company's investments in antique personal property are valued at cost, which approximates fair value. Accordingly, management believes that there is no impairment to the value of these assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgement regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. There are no uncertain tax positions as of December 31, 2018.

The Company has not changed any of its tax accrual estimates. The Company files U.S. Federal and U.S. state tax returns.

Management Review

The Company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

Revenue recognition In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018, using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018, and (ii) all existing revenue contracts as of January 1, 2018, through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018, will not be revised. The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgement and an analysis of the material terms and conditions of the contract. The Company does not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, the Company anticipates significant changes to disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgements used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

Revenue from Contracts with Customers

Revenue from contracts with customers includes commission income and fees from investment advisory services and annuity fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's process under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from Contracts with Customers (continued)

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Asset Management

Investment advisory fees and annuity fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Advertising costs are expensed as incurred. The expense for the year ended December 31, 2018 was $11,993.

Trade Receivables

Trade receivables (Broker and Dealers – Open Transactions and Trading Receivable) are recorded and recognized on the books based upon information presented to the Company by third party entities from whom the receivable is due. No allowance is deemed to be necessary as it has been the experience of the Company that the full amount is collected and usually received within 30 days.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment

Impairment losses are recorded on property and equipment used in operations and other long lived assets when indicators of impairment are present in the assets and liabilities as a separate group classified on the financial statements would be presented separately in the appropriate asset and liability section of the Statement of Financial Condition and the Statement of Cash Flows. Estimates to be generated by those assets are less than the assets' carrying amount. Impairment is measured based on the excess of carrying value over the fair value of the asset. Assets to be disposed of are separately presented in the Statement of Financial Condition and are reported at the carrying amount and are no longer depreciated. There are no impairment charges reported by the Company during 2018. No indication of impairment existed at December 31, 2018.

NOTE 2 RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2018, consist of the following:

	2018
Fees and Commissions Receivable	$ 37,449
Receivable from Clearing Organization	31,570
Total	$ 69,019

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3 INCOME TAXES

Income tax expense has been computed at the statutory rates applicable during the years. The components of taxes on income at December 31, 2018 are as follows:

Current:	
Federal	$ 11,640
State	6,956
Tax Provision	$ 18,596

NOTE 4 INCOME TAXES (CONTINUED)

The income tax expense for the year ended December 31, 2018 consists of the following:

Current portion of income tax expense	$	18,596
Total income tax expense	$	18,596

NOTE 5 PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 4 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $22,205 for 2018.

NOTE 6 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule ("Rule 15C3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15C3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital and net capital requirements of $421,741 and $250,000, respectively, which was $171,741 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 41.13 to 1.

NOTE 7 LEASE AGREEMENTS

The Company leases office space under two operating leases in Minnetonka, Minnesota, and Fergus Falls, Minnesota. The Fergus Falls lease is a 10-year lease with a related party, a stockholder of the Company, which expires in January 2025. The Company pays $8,500 per month. The Fergus Falls lease expires in April 2019. The Company records rent expense on a straight-line basis over the term of the leases. Total rent expense under the leases was $118,758.

NOTE 7 LEASE AGREEMENTS (CONTINUED)

Future minimum lease payments under the agreement, at December 31, 2018 are as follows:

Year	Amount
2019	107,500
2020	102,000
2021	102,000
2022	102,000
Thereafter	204,000
	$ 617,500

NOTE 8 RELATED-PARTY TRANSACTIONS

The Company leases one of its offices in a building owned by a stockholder, and paid $102,000 for rent in 2018.

The Company has a receivable due from a stockholder in the amount of $8,835 as of December 31, 2018. The associated imputed interest on the receivable is not material to the financial statements. The Company anticipates collection of the receivable and has not recorded an allowance.

The Company also paid commission of $8,889 to a stockholder for the year ended December 31, 2018. This is included in Commission, Compensation and Benefits in the Statement of Operations as of December 31, 2018.

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 9 CREDIT RISK

Amounts on deposit in the Company's bank accounts frequently exceeded the FDIC coverage for depositors. This results in a credit risk. Amounts on deposit with RBC CS are covered by Securities Investor Protection Corporation (SIPC).

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2018, the Company had accounts receivable from broker/dealer open transactions of $31,570.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

NOTE 10 INTANGIBLE ASSETS

Intangible assets consist of the cost of a customer list. The value of the customer list is amortizable, and is based on the current and future revenue for this asset with an annual minimum equal to the straight line amortization over the remaining estimated economic life, which is 5 years. The Company purchased a customer list for $164,000 in October 2018. The Company paid cash of $54,000 and entered into a note payable for $110,000.

NOTE 11 NOTE PAYABLE

In October 2018, the Company entered into a note payable agreement with an individual for the purchase of a customer list. The note payable was for $110,000 with interest of 4.5%. The note matures in October 2020, and is guaranteed by the stockholders of the Company. The balance of the note payable was $96,650 at December 31, 2018.

Future maturities of the note payable are as follows:

2019	$	55,000
2020	$	41,650
	$	96,650

NOTE 12 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2018:

Office equipment	$	217,097
Leasehold improvements		371,663
Subtotal		588,760
Less accumulated depreciation		(582,922)
Total	$	5,838

Depreciation expense for the year ended December 31, 2018 was $6,302.

NOTE 13 SUBSEQUENT EVENTS

In January 2019, the Company paid $14,434 on the outstanding Note Payable.